UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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FORM 12b-25	SEC FILE NUMBER 000-50450
CUSIP NUMBER
NOTIFICATION OF LATE FILING	683707103

(Check one):	☐ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☒ Form 10-QSB	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Open Energy Corporation
Full Name of Registrant

Former Name if Applicable

514 Via De La Valle, Suite 200
Address of Principal Executive Office (Street and Number)

Solana Beach, California 92075
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Registrant needed additional time to finalize its quarterly report on Form 10-QSB as it needs additional time to finalize its financials, and could not timely file such quarterly report without unreasonable effort or expense. Registrant intends to file its quarterly report on Form 10-QSB as soon as practicable following consultation with its independent registered public accounting firm.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Aidan H. Shields	858	794-8800
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table sets forth certain anticipated consolidated statements of operations data for the Company for the three months ended August 31, 2007 and 2006. Revenues for the three months ended August 31, 2007 were $1,547,000, consisting primarily of SolarSave™  PV Glass shipped to the California Academy of Sciences Museum in Golden Gate Park, San Francisco, California, and shipments of SolarSave™  Tiles for residential projects. For the quarter ended August 31, 2007, the Company incurred a net loss of $8,989,000, of which $2,110,000 was stock-based compensation, $236,000 was depreciation and amortization expense, and $5,395,000 was non-cash interest from amortization of discounts recorded in connection with the warrants, beneficial conversion feature and original issue discount associated with convertible debentures and convertible notes. The continuing quarterly net operating loss is directly related to lower than anticipated sales volume and under-utilization of manufacturing facilities. We recently reformulated our overall corporate sales, marketing, and manufacturing strategies to address these issues. Also during the quarter, we had limited revenues from the SolarSave™ Membrane product since we halted shipments while we worked on resolving our product quality issue.

There may be additional adjustments to the anticipated results as the Company completes its work on the financial statements.

	Three Months Ended August 31,
	2007	2006

Revenues, net	$1,547	$356
Cost of sales	1,811	310
Gross profit (loss)	(264)	46

Operating expenses
Selling, general and administrative	3,931	4,077
Research and development	72	319
Total operating expenses	4,003	4,396

Loss from operations	(4,267)	(4,350)

Other income (expense)
Interest and other income	1	12
Interest expense	(5,413)	(780)
Other expense	(100)	(79)
Loss on foreign exchange	(19)	(35)
Total other income (expense)	(5,531)	(882)

Loss from operations before income taxes	(9,798)	(5,232)
Income tax benefit	809	300
Loss from operations	(8,989)	(4,932)

Net loss	$(8,989)	$(4,932)

Open Energy Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	October 15, 2007	By	/s/ Aidan H. Shields

Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).